# CGI Group Inc.
# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

www.cgi.com

**About CGI**

Founded in 1976, CGI Group Inc. ("CGI") is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 27,000 professionals in over 100 offices across 16 countries. CGI provides end-to-end IT and BPS services to clients worldwide from offices in Canada, the United States of America ("U. S."), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently **$3.8 billion (US$3.8 billion)** and as at June 30, 2008, CGI's order backlog was **$12.0 billion (US$11.9 billion)**. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

**Capital Stock and Options Outstanding (as at July 22, 2008)**

276,459,117 Class A subordinate shares *
34,208,159 Class B shares
27,714,621 Options to purchase Class A subordinate shares
* Note: As at July 22, 2008, 1,769,436 shares had been repurchased under the Normal Course Issuer Bid since the end of the quarter but had not been cancelled. Included in this amount are 343,800 shares that remain unpaid.

**Third Quarter Fiscal 2008 Trading Summary**

| TSX | (CDN$) | NYSE | (US$) |
|---|---|---|---|
| Open : | 10.90 | Open : | 10.56 |
| High : | 12.02 | High : | 11.96 |
| Low : | 9.68 | Low : | 9.58 |
| Close : | 10.16 | Close : | 9.97 |
| Average Daily Trading Volumes: | 1,813,625 | Average Daily Trading Volumes: | 139,281 |

**Transfer Agent**

Computershare Trust Company of Canada
(800) 564-6253

**Investor Relations**

Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone : (514) 841-3355
lorne.gorber@cgi.com

# Management's Discussion and Analysis of Financial Position and Results of Operations

*For the third quarter ended June 30, 2008*

**Table of Contents**

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

**July 29, 2008**

## Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as "CGI", "we" , "our" or "Company". This Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2008 and 2007, and with the fiscal 2007 Annual Report. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from generally accepted accounting principles in the United States ("US GAAP"). All dollar amounts are in Canadian dollars unless otherwise indicated.

## Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

## Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used, which include:

1. Earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, other income, interest charges, non-controlling interest, and income taxes ("adjusted EBIT") and
2. Net earnings from continuing operations prior to restructuring costs related to specific items.

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 11.

Net earnings from continuing operations prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 12.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. They also provide

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

## Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:
- Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- Management of IT and business functions ("outsourcing") – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients' operations. We also integrate clients' operations into our technology network. Finally, we may transfer specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

Our operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB's is as follows:
- The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
- Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under The International Organization for Standardization ("ISO"). We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients' needs. As a measure of the scope of our ISO program, approximately 95% of our revenue was generated by business units having successfully obtained certification.

## Competitive Environment
Since September 30, 2007, there were no significant changes to our competitive environment. Please refer to our 2007 Annual Report for more details.

## Vision, Mission, and Strategy
Since September 30, 2007, there were no significant changes to our Vision, Mission and Strategy. Please refer to our 2007 Annual Report for more details.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

**Quarterly Variances**

You can refer to our 2007 Annual Report for the section outlining the factors causing quarterly variances, which may not be reflective of the Company's future performance.

**Bookings**

The Company continues to book new business that exceeds its revenue, resulting in a book-to-bill of 104% for the quarter and 108% over the last twelve months. Book-to-bill is stated as a proportion of total bookings to revenue for the period. These book-to-bill numbers include values associated with our discontinued operations. New business booked in the third quarter was spread across all verticals and geographies, with notable year-over-year improvement in Europe and Asia Pacific where bookings grew by 130%. Over the nine month period, Canada, U.S. and Europe & Asia Pacific bookings have improved by 35%, 26% and 46% respectively.

CGI measures bookings as a key indicator of our future revenue. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter.

**Discontinued Operations**

During the three month period ended June 30, 2008, the Company formally adopted a plan to divest its Canadian claims adjusting and risk management services. These services were previously included in the BPS line of business. The net assets to be disposed of will include goodwill of $9.6 million, which is net of an impairment of $3.0 million taken in this quarter.

**Share Repurchase Program**

On February 5, 2008, the Company's Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company's Class A subordinate shares during the next year. The Company received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid. The Issuer Bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 28,502,941 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 7, 2008 and ending no later than February 6, 2009, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the third quarter of 2008, the Company repurchased 9,000,876 of its Class A subordinate shares for $97.8 million at an average share price of $10.86. Since the beginning of the fiscal year, the Company repurchased 16,732,548 of its Class A subordinate shares for $181.6 million at an average price of $10.85.

**Subsequent Event**

On July 21, 2008, the Company entered into a contract relating to the sale of its Canadian claims adjusting and risk management services, which is expected to close during the fourth quarter of fiscal 2008. The transaction is not expected to have a significant impact on consolidated earnings.

# Management's Discussion and Analysis of Financial Position and Results of Operations

*For the third quarter ended June 30, 2008*

## Overview of the Third Quarter

### Selected Quarterly Information

| For the three months ended | June 30, 2008 | Mar. 31, 2008 | Dec. 31, 2007 | Sept. 30, 2007 | June 30, 2007 | Mar. 31, 2007 | Dec. 31, 2006 | Sept. 30, 2006 |
|---|---|---|---|---|---|---|---|---|
| Backlog[1] *(in millions of dollars)* | **12,033** | 12,035 | 12,044 | 12,042 | 12,165 | 12,254 | 12,555 | 12,722 |
| Bookings *(in millions of dollars)* | **1,005** | 1,060 | 1,151 | 841 | 807 | 859 | 769 | 462 |
| Revenue | | | | | | | | |
| Revenue *(in '000 of dollars)* | **950,468** | 930,770 | 895,427 | 903,702 | 914,023 | 932,620 | 883,600 | 826,611 |
| Year-over-year growth prior to | | | | | | | | |
| foreign currency impact | **6.5%** | 5.4% | 6.3% | 11.6% | 8.4% | 8.9% | 1.4% | -3.9% |
| Profitability | | | | | | | | |
| Adjusted EBIT[2] margin | **11.7%** | 11.6% | 11.8% | 11.1% | 11.4% | 11.0% | 11.1% | 10.9% |
| Net earnings *(in '000 of dollars)* | **77,897** | 68,785 | 72,588 | 65,577 | 64,433 | 62,711 | 43,681 | 39,532 |
| Net earnings margin | **8.2%** | 7.4% | 8.1% | 7.3% | 7.0% | 6.7% | 4.9% | 4.8% |
| Net earnings prior to restructuring | | | | | | | | |
| costs related to specific items margin[3] | **8.2%** | 7.4% | 8.1% | 7.3% | 7.0% | 6.7% | 6.6% | 6.4% |
| Net earnings from continuing operations | | | | | | | | |
| *(in '000 of dollars)* | **81,675** | 69,110 | 71,944 | 65,045 | 63,967 | 62,881 | 42,766 | 39,028 |
| Net earnings from continuing operations | | | | | | | | |
| margin | **8.6%** | 7.4% | 8.0% | 7.2% | 7.0% | 6.7% | 4.8% | 4.7% |
| Basic EPS from continuing operations | | | | | | | | |
| *(in dollars)* | **0.26** | 0.21 | 0.22 | 0.20 | 0.20 | 0.19 | 0.13 | 0.11 |
| Diluted EPS from continuing operations | | | | | | | | |
| *(in dollars)* | **0.25** | 0.21 | 0.22 | 0.19 | 0.19 | 0.19 | 0.13 | 0.11 |
| Basic EPS *(in dollars)* | **0.25** | 0.21 | 0.22 | 0.20 | 0.20 | 0.19 | 0.13 | 0.11 |
| Diluted EPS *(in dollars)* | **0.24** | 0.21 | 0.22 | 0.20 | 0.19 | 0.19 | 0.13 | 0.11 |
| Balance Sheet *(in '000 of dollars)* | | | | | | | | |
| Total assets | **3,659,337** | 3,560,627 | 3,638,615 | 3,475,808 | 3,629,111 | 3,732,497 | 3,849,136 | 3,692,032 |
| Long-term financial liabilities[4] | **378,920** | 391,076 | 475,637 | 516,459 | 567,998 | 654,959 | 797,255 | 876,269 |
| Total long-term liabilities before | | | | | | | | |
| clients' funds obligations | **590,313** | 606,264 | 679,673 | 737,991 | 819,573 | 892,126 | 1,036,699 | 1,127,811 |
| Cash generation / Financial structure | | | | | | | | |
| Cash provided by continuing operating | | | | | | | | |
| activities *(in '000 of dollars)* | **106,312** | 45,714 | 120,763 | 118,229 | 134,771 | 124,312 | 166,927 | 52,106 |
| Days sales outstanding[5] | **48** | 44 | 39 | 42 | 42 | 41 | 42 | 50 |
| Net debt to capitalization ratio[6] | **15.6%** | 15.3% | 14.2% | 16.8% | 17.7% | 20.2% | 22.6% | 27.2% |

1: Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time. Backlog at June 30, 2008 includes $395 million associated with our discontinued operations.
2: Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 11.
3: Net earnings prior to restructuring costs is a non-GAAP measure. A reconciliation to its closest GAAP measure is provided on page 12.
4: Long-term financial liabilities includes the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.
5: Days sales outstanding ("DSO") is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the quarters' revenue over 90 days.
6: The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders' equity and long-term debt.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

**Financial Review**

**Revenue Variation and Revenue by LOB**
The following table provides a summary of our revenue growth, in total and by LOB, separately showing the impacts of foreign currency variations between the periods. The revenue by LOB is recorded reflecting the actual foreign exchange rates of each respective period.

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | Change | | 9 months ended June 30, 2008 | 9 months ended June 30, 2007 | Change |
|---|---|---|---|---|---|---|---|
| *(in '000 of dollars except for percentage)* | | | | | | | |
| Revenue | **950,468** | 914,023 | **4.0%** | | **2,776,665** | 2,730,243 | **1.7%** |
| Variation prior to foreign currency impact | **6.5%** | 8.4% | | | **6.1%** | 6.2% | |
| Foreign currency impact | **-2.5%** | -0.2% | | | **-4.4%** | 0.2% | |
| Variation over previous period | **4.0%** | 8.2% | | | **1.7%** | 6.4% | |
| | | | | | | | |
| IT services revenue prior to foreign currency impact | **876,512** | 822,057 | **6.6%** | | **2,601,557** | 2,449,153 | **6.2%** |
| Foreign currency impact | **(20,327)** | - | | | **(104,740)** | - | |
| IT services revenue | **856,185** | 822,057 | **4.2%** | | **2,496,817** | 2,449,153 | **1.9%** |
| | | | | | | | |
| BPS revenue prior to foreign currency impact | **97,303** | 91,966 | **5.8%** | | **295,140** | 281,090 | **5.0%** |
| Foreign currency impact | **(3,020)** | - | | | **(15,292)** | - | |
| BPS revenue | **94,283** | 91,966 | **2.5%** | | **279,848** | 281,090 | **-0.4%** |
| Revenue | **950,468** | 914,023 | **4.0%** | | **2,776,665** | 2,730,243 | **1.7%** |

For the third quarter of fiscal 2008, revenue was $950.5 million. On a constant currency basis, revenue increased by 6.5% compared to the third quarter of 2007. The unfavourable impact of foreign currency fluctuations amounted to $23.3 million or 2.5%. From a client perspective, revenue growth on a constant currency basis was 6.5% in Canada, 6.0% in the U.S. and 9.0% in Europe and Asia Pacific.

Year-to-date, on a constant currency basis, our revenue grew by 6.1% or $166.5 million. The unfavourable impact of foreign currency amounted to $120.0 million or 4.4%. From a client perspective, revenue growth on a constant currency basis was 6.6% in Canada, 4.5% in the U.S. and 9.4% in Europe and Asia Pacific.

## IT Services
For the three month period ended June 30, 2008, revenue from our IT services LOB increased by 6.6% or $54.5 million on a constant currency basis when compared to the same period last year. This increase was shared between additional business with existing clients (representing approximately 60%) and new clients. These were partly offset by the completion of specific contracts mainly in the financial services and government verticals.

For the nine month period ended June 30, 2008, IT services revenue increased by 6.2% or $152.4 million on a constant currency basis when compared to the same period last year. The growth was driven primarily by business with existing and new clients representing approximately 70% and 30% respectively, and to a lesser extent by the net draw down of deferred revenue on certain managed services contracts in the last quarter. The effect of foreign currency fluctuations, mainly against the U.S. dollar, accounted for a $104.7 million unfavourable impact on our revenue in this segment.

# Management's Discussion and Analysis of Financial Position and Results of Operations

*For the third quarter ended June 30, 2008*

**BPS**

For the three month period ended June 30, 2008,  revenue from our BPS LOB increased by 5.8% or $5.3 million on a constant currency basis against the third quarter of fiscal 2007. This increase was primarily due to U.S. growth from our existing clients in our government & healthcare and financial services verticals.

For the nine month period ended June 30, 2008, BPS revenue increased by 5.0% or $14.1 million on a constant currency basis when compared to the same period last year. The increase was due to the same factors identified above, as well as higher processing volumes from our financial services vertical in Canada. The majority of the growth came from business with our existing clients.  The unfavourable impact of foreign currency fluctuations represented $15.3 million.

**Revenue Distribution**

The following tables provide additional information regarding our revenue mix:



| Contract Types | Geographic Markets | Targeted Verticals |
| --- | --- | --- |
| A.   Management of IT and business functions (outsourcing)<br>    i)   IT services 41%<br>    ii)  BPS 14%<br>B.   Systems integration and consulting 45% | A.  Canada 61%<br>B.  U.S. 31%<br>C.  Europe and Asia Pacific 8% | A. Financial services 31%<br>B. Government and healthcare 30%<br>C. Telecommunications and utilities 21%<br>D. Manufacturing 6%<br>E. Retail and distribution 12% |

**Client Concentration**

In the third quarter of fiscal 2008, our revenue from BCE and its subsidiaries, our largest client, represented 12.4% of our revenue, compared to 11.6% in the third quarter of 2007. For the nine month period ended June 30, 2008, BCE represented 12.7% of our revenue, as compared to 11.6% for the same period in fiscal 2007.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

## Operating Expenses

| (in '000 of dollars except for percentage) | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | As a % of revenue 2008 | As a % of revenue 2007 | 9 months ended June 30, 2008 | 9 months ended June 30, 2007 | As a % of revenue 2008 | As a % of revenue 2007 |
|---|---|---|---|---|---|---|---|---|
| Costs of services, selling and administrative | 798,883 | 770,911 | 84.1% | 84.3% | 2,330,437 | 2,303,514 | 83.9% | 84.4% |
| Amortization | | | | | | | | |
| Capital assets | 11,339 | 6,853 | 1.2% | 0.7% | 30,957 | 23,024 | 1.1% | 0.8% |
| Contract costs related to transition costs | 4,136 | 5,285 | 0.4% | 0.6% | 13,799 | 14,692 | 0.5% | 0.5% |
| Finite-life intangibles | 25,151 | 27,137 | 2.6% | 3.0% | 76,640 | 84,553 | 2.8% | 3.1% |
| Total amortization | 40,626 | 39,275 | 4.3% | 4.3% | 121,396 | 122,269 | 4.4% | 4.5% |

## Costs of Services, Selling and Administrative

When compared to the third quarter of fiscal 2007, costs of services, selling and administrative expenses as a percentage of revenue decreased from 84.3% to 84.1%. During the quarter, fluctuations in foreign currencies favorably impacted our costs of services, selling and administrative by $22.2 million, significantly offsetting the impact of the currency related revenue reduction noted in the previous section. We continue to look for opportunities to increase our operating margins and leverage our cost structure.

For the nine month period ended June 30, 2008, cost of services, selling and administrative expenses decreased as a percentage of revenue from 84.4% to 83.9%. In the first quarter of fiscal 2007, we completed the Competitive Position Strengthening Program allowing us to fully realize its benefits in subsequent quarters.

## Amortization

For the three and nine month periods ended June 30, 2008, the increase in amortization expense for capital assets over the comparable periods of 2007 is mainly due to additions of computer equipment made over the last year to support our revenue growth. We are also purchasing certain types of equipment that were previously financed through operating leases. This was offset by a reduction in expense associated with leasehold improvements.

For the three and nine month periods ended June 30, 2008, the decrease in finite-life intangibles amortization expense over the same periods last year was mainly due to certain software licenses and other intangibles, such as trademarks and customer relationships, being fully amortized and the extension made to the useful life of a business solution to support the brokerage industry, partially offset by amortization associated with investments made in business solutions geared toward our Government vertical.

The quarterly and year-to-date decrease in contract cost amortization was mainly due to accelerated amortization taken in the second quarter of fiscal 2007 as a result of the reorganization of a client, partly offset by the ramp-up and full year impact of transition cost amortization associated with new clients and contracts started during the last four quarters.

In addition, the effect of foreign currency fluctuations, mainly against the U.S. dollar, contributed to the decrease of total amortization expense for the current period and year-to-date in the amount of $1.1 million and $5.5 million respectively.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

**Adjusted EBIT by LOB**

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | Change | 9 months ended June 30, 2008 | 9 months ended June 30, 2007 | Change |
|---|---|---|---|---|---|---|
| *(in '000 of dollars except for percentage)* | | | | | | |
| IT services | **109,974** | 106,461 | **3.3%** | **315,172** | 314,268 | **0.3%** |
| *As a percentage of IT services revenue* | *12.8%* | *13.0%* | | *12.6%* | *12.8%* | |
| BPS | **18,101** | 13,407 | **35.0%** | **53,927** | 39,555 | **36.3%** |
| *As a percentage of BPS services revenue* | *19.2%* | *14.6%* | | *19.3%* | *14.1%* | |
| Corporate | **(17,116)** | (16,031) | **6.8%** | **(44,267)** | (49,363) | **-10.3%** |
| *As a percentage of revenue* | *-1.8%* | *-1.8%* | | *-1.6%* | *-1.8%* | |
| Adjusted EBIT | **110,959** | 103,837 | **6.9%** | **324,832** | 304,460 | **6.7%** |
| *Margin* | *11.7%* | *11.4%* | | *11.7%* | *11.2%* | |

## IT Services
For the quarter ended June 30, 2008, adjusted EBIT in the IT services segment increased by 3.3% or $3.5 million over the comparable quarter of last year. This increase was primarily caused by the incremental margin on revenue growth as previously mentioned, partially offset by the timing between the start and the completion of specific contracts in the financial services and government verticals as well as the unfavourable impact of foreign currency fluctuations in the amount of $1.7 million. As a percentage of revenue, IT services adjusted EBIT % is comparable to the prior year's quarter.

For the nine month period ended June 30, 2008, the IT services adjusted EBIT increased slightly by 0.3% or $0.9 million. As a percentage of IT services revenue, the segment profitability decreased from 12.8% to 12.6% due mainly to the same drivers as those described above. We remain committed to improve our margins over time.

## BPS
In the third quarter of fiscal 2008, adjusted EBIT increased by $4.7 million or 35.0%, while as a percentage of revenue our margin improved from 14.6% to 19.2%. This increase was mainly a result of our revenue growth, combined with cost efficiencies and lower amortization of approximately $1.1 million per quarter associated with a business solution supporting the brokerage industry.

For the nine month period ended June 30, 2008,  adjusted EBIT in the BPS LOB increased by 36.3% or $14.4 million against the same nine month period in fiscal 2007, while as a percentage of revenue, our margin improved from 14.1% to 19.3%. This increase was primarily due to the factors mentioned above.

## Corporate
For the three month period ended June 30, 2008, corporate expenses represented 1.8% of revenue comparable with the previous year. For the nine month period ended June 30, 2008, corporate expenses as a percentage of revenue decreased from 1.8% to 1.6% as we continue to look for opportunities to leverage our cost structure to improve our EBIT.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

## Earnings From Continuing Operations Before Income Taxes

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes which is reported in accordance with Canadian GAAP:

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | As a % of revenue 2008 | As a % of revenue 2007 | 9 months ended June 30, 2008 | 9 months ended June 30, 2007 | As a % of revenue 2008 | As a % of revenue 2007 |
|---|---|---|---|---|---|---|---|---|
| *(in '000 of dollars except for percentage)* | | | | | | | | |
| Adjusted EBIT | **110,959** | 103,837 | **11.7%** | 11.4% | **324,832** | 304,460 | **11.7%** | 11.2% |
| Restructuring costs related to specific items | **-** | - | **0.0%** | 0.0% | **-** | (23,010) | **0.0%** | -0.8% |
| Interest on long-term debt | **(6,419)** | (9,375) | **-0.7%** | -1.0% | **(20,912)** | (33,488) | **-0.8%** | -1.2% |
| Other income | **3,187** | 2,314 | **0.3%** | 0.3% | **7,338** | 6,701 | **0.3%** | 0.2% |
| Interest charges | **(1,427)** | (422) | **-0.2%** | 0.0% | **(4,423)** | (1,026) | **-0.2%** | 0.0% |
| Non-controlling interest, net of income taxes | **(300)** | (53) | **0.0%** | 0.0% | **(639)** | (53) | **0.0%** | 0.0% |
| Earnings from continuing operations before income taxes | **106,000** | 96,301 | **11.2%** | 10.5% | **306,196** | 253,584 | **11.0%** | 9.3% |

## Restructuring Costs Related to Specific Items

In the first quarter of 2007, we successfully completed our Competitive Position Strengthening Program. For background information on the Program, please refer to our 2007 Annual Report.

## Interest on Long-Term Debt

The decrease in interest expense for the three and nine month periods is a direct result of debt repayments made over the last twelve months and reduced interest costs resulting from the amendment of our credit facility in the fourth quarter of fiscal 2007.

## Other Income

Other income includes interest and other investment income earned on cash balances during the year. Modifications in the management of our cash pooling has allowed us to better utilize our funds for general corporate purposes including the reduction of debt.

## Interest Charges

In the second quarter of 2008, we experienced a fluctuation in the value of certain investments that we managed as a trustee on behalf of certain U.S. employees. The decline of $1.1 million was totally offset in the compensation expense under Costs of Services, Selling and Administrative thus not impacting our earnings before income taxes.

## Non-Controlling Interest

During the third quarter of fiscal 2007, we began using the consolidation method to account for our interest in CIA. Previously, this operation qualified as a joint venture and was proportionally consolidated in the financial statements. Our current ownership interest in CIA stands at 64.7% as compared to 60.7% at the end of the third quarter of fiscal 2007.

## Income Taxes

Income tax expense was $24.3 million for the quarter ended June 30, 2008 compared to $32.3 million in the third quarter of fiscal 2007, following the one-time net reversal of prior years' income tax provisions of $10.8 million mainly pertaining to determination of prior years tax liabilities after final agreement with tax authorities and expirations of statutes of limitations pertaing to the American Management Systems, Incorporated acquisition. Without the impact of this one-time item, our income tax rate would have been 33.1%, down from 33.6% last year, resulting from the newly enacted income tax rates in Canada as well as a shift in profitability

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

amongst our tax jurisdictions which contributed to a lower statutory income tax rate. We continue to expect our effective tax rate to be in the range of 32-34% in subsequent quarters.

## Net Earnings
The following table includes a reconciliation between net earnings from continuing operations prior to restructuring costs related to specific items and net earnings which is reported in accordance with Canadian GAAP:

| (in '000 of dollars unless otherwise indicated) | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | Change | 9 months ended June 30, 2008 | 9 months ended June 30, 2007 | Change |
|---|---|---|---|---|---|---|
| Net earnings from continuing operations prior to restructuring costs related to specific items | 81,675 | 63,967 | 27.7% | 222,729 | 184,294 | 20.9% |
| *Margin* | *8.6%* | *7.0%* | | *8.0%* | *6.8%* | |
| Restructuring costs related to specific items | - | - | 0.0% | - | (23,010) | -100.0% |
| Tax impact of restructuring costs related to specific items | - | - | 0.0% | - | 8,330 | -100.0% |
| Net earnings from continuing operations | 81,675 | 63,967 | 27.7% | 222,729 | 169,614 | 31.3% |
| *Margin* | *8.6%* | *7.0%* | | *8.0%* | *6.2%* | |
| Net (loss) earnings from discontinued operations | (3,778) | 466 | -910.7% | (3,459) | 1,211 | -385.6% |
| Net earnings | 77,897 | 64,433 | 20.9% | 219,270 | 170,825 | 28.4% |
| *Margin* | *8.2%* | *7.0%* | | *7.9%* | *6.3%* | |
| Weighted average number of Class A subordinate shares and Class B shares *(basic)* | 315,384,528 | 328,830,594 | -4.1% | 320,394,934 | 329,451,399 | -2.7% |
| Weighted average number of Class A subordinate shares and Class B shares *(diluted)* | 320,745,197 | 335,529,373 | -4.4% | 325,850,193 | 333,414,858 | -2.3% |
| Basic earnings per share from continuing operations prior to restructuring costs related to specific items *(in dollars)* | 0.26 | 0.20 | 30.0% | 0.69 | 0.56 | 23.2% |
| Diluted earnings per share from continuing operations prior to restructuring costs related to specific items *(in dollars)* | 0.25 | 0.19 | 31.6% | 0.68 | 0.55 | 23.6% |
| Basic earnings per share from discontinued operations *(in dollars)* | (0.01) | 0.00 | 0.0% | (0.01) | 0.00 | 0.0% |
| Diluted earnings per share from discontinued operations *(in dollars)* | (0.01) | 0.00 | 0.0% | (0.01) | 0.00 | 0.0% |
| Basic earnings per share *(in dollars)* | 0.25 | 0.20 | 25.0% | 0.68 | 0.52 | 30.8% |
| Diluted earnings per share *(in dollars)* | 0.24 | 0.19 | 26.3% | 0.67 | 0.51 | 31.4% |

For the three month period ended June 30, 2008, net earnings from continuing operations increased by 27.7% or $17.7 million over the same period of last year. The favourable variance in net earnings resulted mainly from increased operational profitability, the one-time $10.8 million net benefit from the reversal of income tax provisions as mentioned previously as well as lower interest expense.

For the nine month period ended June 30, 2008, the increase in net earnings from continuing operations of 31.3% or $53.1 million was mainly a result of the now completed Competitive Position Strengthening Program, for which we had a net charge of $14.7 million in the first quarter of last year, significantly improved margins mainly coming from our BPS LOB, lower interest expense, as well as the cumulative favourable income tax impact of $17.1 million in the first and third quarters of 2008.

The net loss from discontinued operations for both the quarter and nine month periods ending June 30, 2008, was mainly due to the $3.0 million impairment of goodwill pertaining to the Company's plan to dispose of the net assets of our claims adjusting and risk management services business as outlined earlier.

CGI's basic and diluted weighted average number of shares outstanding at the end of the third quarter of fiscal 2008 were down due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of 1,758,035 Class A subordinate shares upon the exercise of stock options.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

## Liquidity
CGI's growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at June 30, 2008, cash and cash equivalents were $67.6 million. The following table illustrates the main activities for the three and nine month periods ended June 30, 2008 and 2007.

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | Change | 9 months ended June 30, 2008 | 9 months ended June 30, 2007 | Change |
|---|---|---|---|---|---|---|
| *(in '000 of dollars)* | | | | | | |
| Cash provided by continuing operating activities | 106,312 | 134,771 | (28,459) | 272,789 | 426,010 | (153,221) |
| Cash used in continuing investing activities | (27,677) | (52,449) | 24,772 | (89,921) | (114,915) | 24,994 |
| Cash used in continuing financing activities | (93,960) | (72,577) | (21,383) | (208,773) | (334,325) | 125,552 |
| Effect of foreign exchange rate changes on cash and cash equivalents from operations | 484 | (4,976) | 5,460 | 6,302 | 2,269 | 4,033 |
| Net (decrease) increase in cash and cash equivalents from continuing operations | (14,841) | 4,769 | (19,610) | (19,603) | (20,961) | 1,358 |

## Cash Provided by Continuing Operating Activities
Cash provided by continuing operating activities was $106.3 million or 11.2% of revenue for the third quarter of fiscal 2008, which is consistent with historical operating cash flow levels. This is compared with $134.8 million or 14.7% of revenue in the same period last year. The year-over-year decrease resulted from the net change in working capital of $24.1 million due mainly to the increase in DSO of 6 days offset by the timing of payments of our trade payables.

Year-to-date, the decline of $153.2 million in cash provided by continuing operating activities versus last year related mainly to the change in working capital items, primarily from the increase in our DSO and the timing of tax payments.

## Cash Used in Continuing Investing Activities
During the third quarter of fiscal 2008, a total of $27.7 million was invested, a decrease of $24.8 million compared with the $52.4 million in the same quarter last year, primarily due to the first installment of $12.5 million paid in the quarter to acquire Codesic Consulting in May 2007. The investments were primarily as a result of the acquisition of capital assets, investments in our business solutions and additions to our contract costs.

The $16.0 million invested in capital assets was $1.7 million lower than the prior year. Computer equipment additions in the quarter were $12.2 million as compared to $12.9 million in 2007. In addition, we acquired $3.4 million in computer equipment which is being financed under capital leases.

Investments in finite-life intangibles and other long-term assets were $10.3 million in our third quarter compared to $15.7 million in the same quarter of 2007. The decrease of $5.4 million was due mainly to the completion of certain investment projects such as a solution for our oil and gas clients in Western Canada which became commercially available in the fourth quarter of fiscal 2007. In addition, foreign currency fluctuations favourably impacted our spend on business solutions by $1.2 million.

On a year-to-date basis, a total of $89.9 million was invested, which is lower than the prior year's same period investment level by $25.0 million, primarily due to the first installment of $12.5 million paid to acquire Codesic Consulting in May 2007. The $45.5 million invested in capital assets was $11.4 million higher than the prior year and is mainly due to the purchase of certain computer equipment that would have previously been financed by operating leases, as the combination of income tax and interest rates made their financing less attractive. The investments in finite-life intangibles and other long-term assets were $36.1 million, representing a decrease of $19.1 million when compared to last year, due again to the completion of certain investment projects.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

Research expenses in the quarter were $6.8 million as compared to $5.5 million for 2007 and are accounted for within our costs of services, selling and administrative expenses. We seek new technology applications, or conceptually formulate and design possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending during the quarter, both capitalized and expensed, was $13.4 million compared with $13.3 million last year.

## Cash Used in Continuing Financing Activities
In the third quarter of fiscal 2008, financing activities consumed $94.0 million, which was primarily due to the repurchase of CGI stock under the Normal Course Issuer Bid in the amount of $95.1 million. We repaid a net amount of $9.9 million on our credit facilities, while the issuance of shares upon the exercise of stock options generated $14.4 million in proceeds.

For the same quarter of 2007, financing activities consumed $72.6 million with $69.2 million used for the net repayment of our credit facilities. Share repurchases totalled $15.2 million for CGI stock under the Normal Course Issuer Bid while the issuance of shares upon the exercise of stock options generated $13.5 million in proceeds.

For the first nine months of fiscal year 2008, financing activities consumed $208.8 million compared to $334.3 million last year. The reduction is mainly related to a net amount of $293.6 million repaid on our credit facilities in fiscal year 2007 as compared to $49.4 million for the same nine month period this year. In addition, $70.4 million was used for the repurchase of CGI stock in 2007, as compared to $178.5 million this fiscal year.

## Contractual Obligations
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have not been any material changes to the value of these obligations outside of our normal course of business since our year ended September 30, 2007 as disclosed in the 2007 Annual Report.

In addition, following changes to the shareholders' agreement of CIA, CGI was committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of June 30, 2008, 35.3% of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders' agreement.

## Capital Resources

|  | Total commitment | Available at June 30, 2008 | Outstanding at June 30, 2008 |
|---|---|---|---|
| *(in '000 of dollars)* | $ | $ | $ |
| Cash and cash equivalents | - | 67,632 | - |
| Unsecured committed revolving facilities [1] | 1,500,000 | 1,269,766 | 230,234 [2] |
| Lines of credit and other facilities [1] | 25,000 | 25,000 | - |
| Total | 1,525,000 | 1,362,398 | 230,234 [2] |

1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $215.0 million and Letters of Credit for $15.2 million.

Our cash position and bank lines are sufficient to support our growth strategy. At June 30, 2008, cash and cash equivalents were $67.6 million and the total credit facilities available amounted to $1,294.8 million. The Company had $1,269.8 million available under its credit facility and $25.0 million available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. The covenants include a leverage ratio, an interest and rent coverage ratio, as well as a minimum net worth requirement. At June 30, 2008, CGI was in compliance with these covenants. Cash equivalents typically include commercial paper, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major Canadian banks, all with an initial maturity of less than three months. The Company has no exposure to asset backed commercial paper products.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

Total long-term debt decreased by $11.5 million to $437.5 million at June 30, 2008, compared with $449.0 million at March 31, 2008. The variation resulted primarily from the net repayment of $9.9 million of our credit facility and the impact of the U.S. dollar currency against the Canadian dollar.

**Selected Measures of Liquidity and Capital Resources**

| | As at June 30, 2008 | As at June 30, 2007 |
|---|---|---|
| Net debt to capitalization ratio | 15.6% | 17.7% |
| Days sales outstanding *(in days)* | 48 | 42 |
| Return on invested capital [1] | 13.5% | 9.9% |

1: The return on invested capital ratio represents the proportion of the last four quarters' after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters' average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio decreased from last year to 15.6% due to debt reduction efforts throughout fiscal 2007 and continuing in fiscal 2008.

DSO increased by six days to 48 when compared with last year, mainly due to the timing of client milestone billings and pre-payments from our large outsourcing clients. In calculating the DSO, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital was 13.5% up from 9.9% last year. This was mainly driven by our continued profitable growth and the benefits resulting from the Competitive Position Strengthening Program initiated in fiscal 2006 which lowered our cost base and improved profitability.

**Off-Balance Sheet Financing and Guarantees**
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure of approximately $61.5 million in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at June 30, 2008. The Company does not expect to incur any potential payment in connection with these guarantees which would have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at June 30, 2008, we had committed for a total of $74.9 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

As at June 30, 2008, the Company has also entered into agreements for a total of $3.6 million that include indemnities in favour of third parties, mostly tax indemnities. In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

## Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

## Related Party Transactions
In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest. The Company's share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

| Innovapost | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | 9 months ended June 30, 2008 | 9 months ended June 30, 2007 |
|---|---|---|---|---|
| *(in '000 of dollars)* | | | | |
| Revenue | 35,736 | 29,196 | 97,027 | 89,149 |
| Accounts receivable | 16,881 | 8,747 | 16,881 | 8,747 |
| Work in progress | 7,824 | 6,088 | 7,824 | 6,088 |
| Contract costs | 11,852 | 14,369 | 11,852 | 14,369 |
| Deferred revenue | 2,140 | 537 | 2,140 | 537 |

## Summary of Significant Accounting Policies
The interim consolidated financial statements for the three and nine months ended June 30, 2008 are unaudited and include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for the interim periods do not conform in all respects to the requirements of GAAP for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2007. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2007, except for new accounting policies that have been adopted effective October 1, 2007.

Certain comparative figures have been reclassified to conform to the current period's presentation, including the impact of discontinued operations.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

**Changes in Accounting Policies**
The CICA issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments – Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, "Financial Instruments – Presentation" replaced Section 3861, "Financial Instruments – Disclosure and Presentation".

b) Section 3863, "Financial Instruments – Presentation", establishes standards for presentation of financial instruments and non-financial derivatives.

c) Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure requirements of the entity's objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures, required as a result of the adoption of these standards are included in Note 11 to the consolidated financial statements for the quarter ending March 31, 2008.

**Critical Accounting Estimates**
The Company's significant accounting policies are described in Note 2 to the September 30, 2007 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the current period, or changes in the accounting estimates that are reasonably likely to occur, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

| | | Consolidated Statements of Earnings | | | |
|---|---|---|---|---|---|
| **Areas Impacted by Estimates** | **Consolidated Balance Sheets** | Revenue | Costs of services, selling and administrative | Amortization/Impairment | Income taxes |
| Goodwill | X | | | X | |
| Income taxes | X | | | | X |
| Contingencies and other liabilities | X | | X | | |
| Accrued integration charges | X | | X | | |
| Revenue recognition | X$^1$ | X | | | |
| Stock based compensation | X | | X | | |
| Investment tax credits and government assistance | X | | X | | |
| Impairment of long-lived assets | X | | | X | |

1: Accounts receivable, work in progress and deferred revenue.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

*Goodwill*

Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our two lines of business are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

*Income taxes*

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company's interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

*Contingencies and other liabilities*

The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

*Accrued integration charges*

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company's management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company's projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company's management and the knowledge of the Company's advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

*Revenue recognition*

The majority of our revenue is recognized based on criteria which does not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under the percentage-of-completion and benefits-funded arrangements.The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen  at inception.

*Stock based compensation*

CGI accounts for its stock option plan in accordance with section 3870, "Stock-based Compensation and Other Stock-based Payments" of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

*Investment tax credits and government assistance*

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

*Impairment of long-lived assets*

The Company tests the recoverability of long-lived assets, such as finite-life intangibles, contract costs and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company's ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company's operations.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

**Future Accounting Changes**
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting IFRS.

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" effective for interim periods beginning on or after October 1, 2008. Section 3064, which replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs", establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards. Section 1000 "Financial Statement Concepts", was also amended to provide consistency with this new standard. The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

The CICA has amended Section 1400, "General Standards of Financial Statement Presentation",  which is effective for interim periods beginning on or after October 1, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section will not have an impact on the consolidated financial statements.

**Financial Instruments**
From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.

**Risks and Uncertainties**
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

**Risks Related to our Industry**
The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five vertical markets we target, and this helps enhance our competitive position. CGI is a leading provider of IT services and BPS in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S. market. We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and 18 months, which now are between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions. In addition, because of the competitiveness of the IT labour market, we may not be able to hire and retain the employees we require causing us to increase our reliance on external subcontractors which could have an impact on our operating margins.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted verticals; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and if results indicate a difference outside the agreed upon tolerance, we will work with the clients to reset the pricing for their services. The results may have an unfavourable impact on our future revenues.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. For instance, all CGI business solutions will benefit from copyright protection, and patent protection where available. Furthermore, CGI requires its clients, partners and subcontractors to execute a Non-Disclosure Agreement when entering into a business relationship in order to protect its intellectual property against appropriation or infringement. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. The same is done for our CGI domain name on the internet. All of these actions allow CGI to enforce its intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

# Management's Discussion and Analysis of Financial Position and Results of Operations
*For the third quarter ended June 30, 2008*

**Risks Related to our Business**

Business mix variations – The proportion of revenue that we generate from shorter-term systems integration & consulting ("SI&C") projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at June 30, 2008, almost all of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – The company has only one client representing more than 10% of total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client's intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate more than 10% of our revenue (12.4% in the third quarter of 2008) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-orientated contracts are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts. We manage all client contracts in accordance with the CGI Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, unexpected factors, including those outside of our control, could have an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners' ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Our success depends on the ability of the third parties to deliver their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected which may have an unfavourable impact on our profitability.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and IT services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

**Risks Related to Business Acquisitions**

Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

## Risks Related to the Market

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

## Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company's approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks, c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor, f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors' independence, the review of the terms of their engagement as well as carrying on ongoing discussions with them, g) the review of the audit procedures, h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2007 Annual Report, the Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2007. The CEO and CFO concluded that, based on this evaluation, the Company's disclosure controls and procedures and internal controls over financial reporting, were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities. As at June 30, 2008, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

# Management's Discussion and Analysis of Financial Position and Results of Operations

*For the third quarter ended June 30, 2008*

**Legal Proceedings**

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at June 30, 2008, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.